Mail Stop 3561

August 8, 2008

Sau Shan Ku
Oakridge International Corporation
Suite 1609 Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

      Re: **Oakridge International Corporation**
             Registration Statement on Form S-1
             Filed July 14, 2008
             File No. 333-152312

Dear Mr. Ku:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 18

1. We note that several of your principal selling shareholders appear as selling shareholders in the 1933 Act registration statement filed by Asiarim Corporation which was declared effective on November 20, 2007. We note that in the most recent 10-Q filed by Asiarim Corporation that they have generated minimal revenue to date from their business plan to become a consulting firm, have not fully implemented their business plan and lack sufficient funds to do so. In light of this track record, please explain supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to

comply with Rule 419. Further, identify any other parties that are common to you and the other companies and explain why those parties are not considered promoters and control persons of you.

Description of Business, page 23

2. Your disclosure indicates that you are a development stage company that intends to become a recycled industrial waste resale company. We note that you have a limited operating history, that you have generated no revenues from operations and have been engaged primarily in "business planning activities." Please revise your registration statement to include a more detailed description of your business, pursuant to Item 101 of Regulation S-K. For example, your proposed business plan is vague and has no definitive timeline. Please clarify, for example, the steps you will need to undertake in order to execute your marketing and business strategies, the proposed timeframe for completion of each of those steps as well as the expected sources of financing to implement your business plan. Please substantially revise your description to indicate in detail how you intend to develop and operate the business. If you are unable to provide a detailed business plan, please provide us with your analysis as to why you should not be deemed a blank-check issuer or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Regardless, include a statement, if true, that Mr. Ku has no plans or intentions to merge the company with an operating company.

Executive Compensation, page 28

3. Please revise the executive compensation disclosure to conform to the requirements of Item 402(m)-(r) of Regulation S-K.

Directors, Executive Officers, Promoters, and Control Persons, page 29

4. Please revise the biographical information for Mr. Ku to disclose his principal occupation for the past five years. Please include the names of the companies for which Mr. Ku works or has worked as well as the titles he has held at such companies. See Item 401 of Regulation S-K.

Exhibits

5. Please re-file the Articles of Incorporation, Bylaws and consents via EDGAR as separate exhibits to the filing as opposed to attaching them to the back of the registration statement.

6. Please file as an exhibit to the registration statement the License Technology Agreement discussed on page 32 of the registration statement that the company has entered into in order to license the technology necessary to recycle printed circuit boards in the United States.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Emas, Esq.